Item 77c


On February 24, 2006, a Special Meeting of Shareholders of the FBR Maryland Tax-Free Portfolio (FBR Maryland Fund) and
FBR Virginia Tax-Free Portfolio (FBR Virginia Fund) was held to approve or disapprove the following proposals. A majority of the shares voted at the meeting in favor of the proposals listed below and the results of the shareholder votes were as follows:

Proposal 1: To approve a proposed agreement and plan of reorganization pursuant to which MTB Maryland Municipal
Bond Fund (MTB Maryland) would acquire all of the assets of the FBR Maryland Fund in exchange solely for Class A shares of MTB Maryland.

Maryland Tax-Free Portfolio
						Broker
For             Against 	Abstain 	Non-Votes
1,175,147     	333,581		105,157		None

Proposal 2: To approve a proposed agreement and plan of reorganization pursuant to which MTB Virginia Municipal
Bond Fund (MTB Virginia) would acquire all of the assets of the FBR Virginia Fund in exchange solely for MTB Virginia?s assumption of the FBR Virginia Fund?s liabilities and Class A shares of MTB Virginia.

Virginia Tax-Free Portfolio
					Broker
For          Against 	Abstain 	Non-Votes
927,436	     56,214	4,944		None